Beyond Imagination – Wefunder Risks

Identified Risks for SEC Disclosure Documents

Version 04
2023-01-26

Fourth Draft

You should carefully consider the risks described here together with the other information set forth in this document, which could materially affect our business, financial condition and future results. The risks described below are not the only risks facing our company. Risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and operating results.

Disclosures already included on our page:

1. We are developing both hardware and software systems. These sometimes encounter delays due to unanticipated complexities in implementation. The amount of time required to fully implement and test features can sometimes be more than originally anticipated, due to factors both within and outside of the company's control. We may not be able to engage suppliers for the components in a timely manner, at an acceptable price or in the necessary quantities. We will also need to do extensive testing to ensure that our products meet regulatory requirements, and re-work the products if initial testing fails. We have limited resources and, to the extent that such engineering and manufacturing resources are devoted to the design and production of one particular subsystem or are otherwise engaged such as in development services activities, we may have difficulty designing and delivering new models in a timely manner.
2. Hardware development and delivery depends on reliable supply chains whose production capacity and delivery timetables are not within our control. We may experience delays due to shipping issues, political issues or renewed pandemic-related production problems, domestically or overseas. And some components may only be available from a limited number of suppliers, which may affect the delivery times, volumes and/or costs of such components. While we believe that we may be able to establish alternate supply relationships and can obtain or engineer replacement components for our single source components, we may be unable to do so in the short term, or at all, at prices or costs that are favorable to us. In particular, while we believe that we will be able to secure alternate sources of supply for most of our single sourced components in a relatively short time frame, qualifying alternate suppliers or developing our own replacements for certain highly customized components may be time consuming, costly and may force us to make additional modifications to a robot's design.

3. Our "robots as a service" model relies on the ability of our partners to meet their commitments related to time, money and market development. If they should fall short, our results may be impacted.
4. Our products are being developed in collaboration with technology suppliers of highly sophisticated products such as compute modules and communication devices. If a major security flaw is discovered in such products, our ability to perform timely deliveries or collect data in a safe and confidential manner may be compromised temporarily.
5. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.
6. Bill Fisher is currently a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.
7. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

New items we want to add:

1. High startup costs: Developing hardware products can be expensive, and the costs of prototyping, manufacturing, and testing can add up quickly. As described in detail elsewhere in this document, costs can be impacted both by internal actions and by external forces not within the company's reasonable control and not always possible to anticipate in advance.
2. Limited scalability: Hardware businesses may face challenges scaling up production to meet demand. Although early deliveries can be built one at a time, eventually the company will need to work with an external manufacturing partner to achieve anticipated reductions in both BOM costs and labor costs. Although the company will take care to establish long-term commitments with key suppliers, it is possible that some suppliers might fail to meet their commitments and cause the company to delay or find alternative sources for the affected materials.
3. Economic Downturns or Reduced Client Spending Budgets Could Impact the Company's Business: If overall demand for products and solutions decreases, whether due to general economic conditions or a shift in client buying patterns, the company's revenue and profit could be impacted.
4. Intellectual property risks: Hardware companies may face risks related to patent infringement or other intellectual property issues. The company currently has eight issued US patents and a number pending in other countries. Should any of these pending

applications be denied or significantly curtailed, that could reduce the value of those patented ideas in the affected regions of the world. Even with such patents, it is possible that the company will not be able to use them to effectively defend its business interests against motivated competitors. Additionally, it is possible that competitors will be granted patents that constrain what the company can do and require licensing of key intellectual property, at a cost that is difficult to estimate accurately.

5. Complex regulatory environment: Hardware businesses may need to navigate a complex regulatory environment, including safety, environmental, and compliance regulations. Such regulations include hardware compliance issues, such as FCC electromagnetic interference standards and UL electrical standards, and legal compliance issues, such as European and American information handling regulations (GDPR, CCPA and HIPAA). They may also include market-specific regulatory issues, such as FDA regulation of devices used in medical facilities. Approval time frames are unpredictable, and sometimes issues arise that require resubmissions or even changes to designs in order to achieve approval from various agencies. Approvals must be sought in each market where the product is intended to be sold, so this can require significant time and effort from regulatory-focused personnel on the team. To the extent the laws change, some or all of our robots may not comply with applicable international, federal, state or local laws, which would have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming, and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition and operating results will be adversely affected. Similarly, we may face challenges in managing environmental and sustainability issues, such as waste management, energy usage, and emissions, which can affect the reputation of the business.
6. Difficulty in predicting demand: We may face difficulty in predicting demand for our products, which can make it difficult to plan production and inventory. Manufacturing time and quantity commitments must typically be formalized a significant time in advance of actual manufacturing, and the market conditions and competitive landscape may change during that time, affecting the number of units that can be produced and that can be sold. This inability to forecast may affect the company’s per-unit costs, which in turn may cause a reduction in profitability or require the company to increase prices.
7. Difficulty in securing funding: Hardware companies may have a difficult time securing funding from investors, as hardware projects can be perceived as riskier than software projects. Even though this company is a hybrid of software and hardware products, some of its key products do involve the development, delivery and ongoing maintenance of physical electromechanical products. This can create a perception of risk among some potential investors.
8. Limited distribution channels: Hardware companies may face challenges in finding and working with distributors and retailers to get their products in front of customers. The company’s current business plan calls for working with value-added resellers (VARs) and other similar partners, and demonstrates that at least one VAR is interested in negotiating to represent the company in a desirable vertical market. However, there is no guarantee that the company will be able to find other VARs who are interested in other markets, which will

be necessary if the company is to achieve its long-term growth objectives. Changes in the business condition (financial or otherwise) of VARs and other ecosystem partners could subject the company to losses and affect its ability to bring its products to market. As the company moves into new areas, ecosystem partners may be unable to keep up with changes in technology and offerings, and the company may be unable to recruit and enable appropriate partners to achieve anticipated ecosystem growth objectives. In addition, the failure of ecosystem partners to comply with all applicable laws and regulations may prevent the company from working with them and could subject the company to losses and affect its ability to bring products to market.

10. Difficulty in building a strong brand: all startups face challenges with building unique and highly recognizable brands that customers want. With cutting-edge products for which there is no pre-established market, as is the case for this company, this task also requires that the company spend time and allocate marketing resources focused on educating potential customers about the value of its products, and then creating purchasing desire on the part of those customers. There is no guarantee that the company's efforts in this area will be successful. Additionally, there can be no assurance that we will be able to design future robots that will meet the expectations of our customers or that our future models, including partially and fully autonomous robots, will become commercially viable.
11. High return and warranty costs: Hardware businesses may face high costs associated with returns and warranties, which can eat into profits. The company intends to bundle a maintenance agreement with each sale. The precise terms of such an agreement have not been established. It is possible that the company's costs in servicing such an agreement will exceed its revenues derived from the agreement, either in the short or long term. Should the company's hardware products prove to require substantial ongoing maintenance in excess of the budgeted amounts, such costs could significantly impact profitability. We have very limited experience servicing our robots to date, since we are still in a prototype phase. Additionally, we may not be able to open service facilities near to all customers, which may result in increased support costs if we need to transport either robots or personnel frequently as part of our maintenance efforts. If we are unable to address the service requirements of our customers in a timely and cost-effective manner, our business will be materially and adversely affected.
12. Difficulty in adapting to changing technology: Technology companies may face challenges in keeping up with new technologies and trends in the industry. The company cannot be certain that new developments, whether it is aware of them or not, will not have a materially adverse impact on the competitiveness of the company's products. As technologies change in the future for robots and AI in general and commercial robots specifically, we will be expected to upgrade or adapt our products and introduce new models in order to continue to provide products with the latest technology and meet customer expectations. To date, we have limited experience simultaneously designing, testing, manufacturing, upgrading, adapting and selling our products.
13. Difficulty in hiring skilled workers: Technology companies may have a difficult time hiring and retaining skilled workers, such as engineers and software developers. The market for highly talented individuals fluctuates significantly from year to year, and prevailing rates of

pay may from time to time exceed the company's target budgets for the personnel that it needs in order to operate at peak effectiveness. Regional differences also play a role in the ability to hire and retain personnel. The company may find that it has difficulty securing skilled workers in the places where it has established offices, and may either need to move employees from other locations or establish offices in additional locations where particular skill sets are more plentiful. This could potentially increase the company's operating expenses. Additionally, none of our key employees is bound by an employment agreement for any specific term, and we do not have "key person" life insurance policies covering any of our officers or other key employees. We may also encounter challenges in managing human resources as we grow rapidly, such as hiring and training employees or handling personnel issues, which can limit growth and productivity.

14. Difficulty in forecasting costs: Technology companies may have difficulty forecasting costs, which can make it difficult to plan budgets and allocate resources. Costs of supplies may vary for many reasons, and the company may be unable to meet its cost targets, resulting in either reduced profitability or a need to increase prices. As a result, we may fail to meet our publicly announced guidance or other expectations about our business, which would cause our stock price to decline.
15. Difficulty in protecting trade secrets: Hardware companies may face challenges in protecting trade secrets, since physical products can be reverse-engineered and copied. United States law provides some protection against reverse engineering, in theory, but there is no guarantee that the company, even if made aware of potentially infringing actions, will be able to secure effective legal remedies. Further, competitors may develop alternative designs that are competitive with the company's offerings but do not infringe the company's rights.
16. Difficulty in creating a sustainable business model: Technology companies may struggle to create sustainable business models that can generate enough revenue to cover costs and support growth. You must consider our business and prospects in light of the risks, uncertainties and difficulties we encounter as we implement our business model. For instance, we will need to persuade customers, suppliers and regulators of the validity and sustainability of our business model. We cannot be certain that we will be able to do so, or to successfully address the risks, uncertainties and difficulties that our business strategy faces. Any failure to successfully address any of the risks, uncertainties and difficulties related to our business model would have a material adverse effect on our business and prospects. Likewise, if we are unable to design, develop, market and sell new robots and services that address additional market opportunities, our business prospects and operating results will suffer.
17. Difficulty in expanding to international markets: Technology companies may face challenges in expanding to international markets due to different regulations, customs, and cultural preferences. Market demand for specific products may differ, and products may need to be customized to address market-specific needs in a manner which raises the company's overall costs or limits it ability to take advantage of economies of scale. The cost of running business at a distance may be higher than that in the company's home country, constraining margins. Delivery timetables may be extended, resulting in increased uncertainty as to the

timing of revenues on an ongoing basis. Language differences may increase costs due to the need to translation of some materials, including software, to support local languages. Some languages are more challenging to support than others, especially those with alphabets dramatically different from those in the company's home country. Currency exchange rates will also play an uncertain role in the company's ability to profit from international sales, and may either increase or decrease profitability in a hard-to-predict manner. Trade restrictions, tariffs, trade disputes and price or exchange controls may affect our ability to operate in certain markets.

21. Difficulty in maintaining product quality: Technology companies may struggle to maintain consistent product quality, which can lead to customer dissatisfaction, negative market perceptions of the product, increased support costs, or returns. Similarly, a failure by our suppliers to provide the components in a timely manner or at the level of quality necessary to manufacture our products could also cause customer dissatisfaction, negative market perceptions of the product, increased support costs, or returns.
31. Difficulty in securing contracts: Technology companies may have a difficult time securing contracts with large companies or government agencies, which can limit long-term revenue potential. The company's potential customers include governmental entities within and outside the U.S., including the U.S. Federal Government and state and local entities. Potential agreements with these customers may be subject to periodic funding approval. Funding reductions or delays could adversely impact public sector demand for our products and services. Also, some such agreements may contain provisions allowing the customer to terminate without cause and providing for higher liability limits for certain losses.
32. Difficulty in managing cash flow: Technology companies may face challenges in managing cash flow and maintaining financial stability, especially during periods of high growth or expansion. This is especially a concern if there are issues with acquiring funding through anticipated additional funding rounds.
33. Difficulty in managing relationships with partners: Technology companies may have a hard time managing relationships with partners as they grow rapidly, such as suppliers and distributors, which can limit growth and profitability. We may not be able to identify adequate strategic relationship opportunities, or form strategic relationships, in the future. Strategic business relationships may be an important factor in the growth and success of our business. If we are unable to successfully source and execute on strategic relationship opportunities in the future, our overall growth could be impaired, and our business, prospects and operating results could be materially adversely affected. Moreover, identifying such opportunities could demand substantial management time and resources, and negotiating and financing relationships involves significant costs and uncertainties.
34. Difficulty in managing overall growth: Technology companies may have a hard time effectively managing overall growth, which can lead to oversaturation, burnout, and ultimately, failure. Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. Risks that we face in undertaking our anticipated expansion include:
    1. finding and training new personnel;
    2. forecasting production and revenue;

3. controlling expenses and investments in anticipation of expanded operations;
4. establishing or expanding design, manufacturing, sales and service facilities;
5. implementing and enhancing manufacturing and administrative infrastructure, systems and processes;
6. addressing new markets; and
7. expanding international operations

41. Difficulty in managing product liability risks: We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims. We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. We face inherent risk of exposure to claims in the event our products do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our products and business and inhibit or prevent commercialization of other future product candidates, which would have material adverse effect on our brand, business, prospects and operating results. Any lawsuit seeking significant monetary damages may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.
42. We may have difficulty satisfying safety requirements in different countries around the world where we plan to sell our products. We will need to comply with various safety regulations and requirements; it may be expensive or difficult to comply. We may experience difficulties in meeting all the criteria for device safety, which may delay our ability to deliver products in high volumes in certain jurisdictions.
43. We may encounter certain risks and uncertainties as we scale up production in later years, such as:
    - that our suppliers will be able to deliver components on a timely basis and in the necessary quantities, quality and at acceptable prices to produce units in volume and reach our financial targets;
    - that we will be able to realize cost savings over time, as expected, when quantities increase over time;
    - that suppliers may actually increase prices, rather than reducing them, over time due either to internal business considerations or external forces such as raw material costs;
    - that we will be able to complete any necessary adjustments to the robot design or manufacturing processes in a timely manner that meets our production plan and allows for high quality devices;
    - that we will not encounter parts quality issues before, during or after production of the robots;
    - that we will be able to schedule and complete deliveries at our planned volume production;

- that the equipment or tooling which we have purchased or which we select will be able to accurately manufacture robots within specified design tolerances and will not suffer from unexpected breakdowns or damage which could negatively affect the rate needed to produce robots in volume;
- that we will be able to comply with environmental, workplace safety and similar regulations to operate our manufacturing facilities and our business on our projected timeline;
- that we will be able to maintain high quality controls as we transition to a higher level of in-house manufacturing processes; and
- that our information technology systems will be effective in managing high volume production.

44. In the future, we may be required to incur substantial marketing costs and expenses to promote our products, including through the use of traditional media such as television, radio and print, even though our marketing expenses to date have been relatively limited as we have to date relied upon unconventional marketing efforts. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed.
45. Open-Source Software Risks: Certain of the company's offerings may incorporate or utilize open-source and other third-party software licensed with limited or no warranties, indemnification, or other contractual protections. Further, if open-source code that the company utilizes is no longer maintained, developed or enhanced by the relevant community of independent open-source software programmers, most of whom we do not employ, we may be unable to develop new technologies, adequately enhance our existing technologies or meet customer requirements for innovation, quality and price. Additionally, if the company is found to have made use of "copylefted" software (software released under GPL or comparable "free" licenses that obligate affected software to be released to the public) in a manner that is inconsistent with its license terms, it could be exposed to liability or forced to release proprietary internal software products to the market, compromising the company's intellectual property portfolio and reducing its competitiveness in the marketplace. It should be noted that the company has strong internal policies specifically directed at preventing such incidents and at ensuring that reasonable mitigation plans exist for remedying breaches of those policies; nevertheless, if despite the company's best efforts to prevent the use of such software it is found to have done so, the company's intellectual property, competitiveness and reputation in the marketplace would likely be harmed, resulting in the potential loss of business.
46. Cybersecurity and Privacy Considerations Could Impact the Company's Business: There are numerous and evolving risks to cybersecurity and privacy, including risks originating from intentional acts of criminal hackers, hacktivists, nation states and competitors; from intentional and unintentional acts of customers, contractors, business partners, vendors, employees and other third parties; and from errors in processes or technologies, as well as the risks associated with an increase in the number of customers, contractors, business partners, vendors, employees and other third parties working remotely as a result of the COVID-19 pandemic. Computer hackers and others routinely attack the security of

technology products, services, systems and networks using a wide variety of methods, including ransomware or other malicious software and attempts to exploit vulnerabilities in hardware, software, and infrastructure. Attacks also include social engineering and cyber extortion to induce customers, contractors, business partners, vendors, employees and other third parties to disclose information, transfer funds, or unwittingly provide access to systems or data. The company is at risk of security breaches not only of our own products, services, systems and networks, but also those of customers, contractors, business partners, vendors, employees and other third parties, particularly as all parties increasingly digitize their operations. Cyber threats are continually evolving, making it difficult to defend against such threats and vulnerabilities that can persist undetected over extended periods of time. The company's products, services, systems and networks, including cloud-based systems and systems and technologies that the company may maintain on behalf of its customers, are used in critical company, customer or third-party operations, and involve the storage, processing and transmission of sensitive data, including valuable intellectual property, other proprietary or confidential data, regulated data, and personal information of employees, customers and others. These products, services, systems and networks may also used by customers in heavily regulated industries, either now or in the future, including those in the financial services, healthcare, critical infrastructure and government sectors. Successful cybersecurity attacks or other security incidents could result in, for example, one or more of the following: unauthorized access to, disclosure, modification, misuse, loss, or destruction of company, customer, or other third party data or systems; theft or import or export of sensitive, regulated, or confidential data including personal information and intellectual property, including key innovations in artificial intelligence, robotics, or other disruptive technologies; the loss of access to critical data or systems through ransomware, crypto mining, destructive attacks or other means; and business delays, service or system disruptions or denials of service. In the event of such actions, the company, its customers and other third parties could be exposed to liability, litigation, and regulatory or other government action, including debarment, as well as the loss of existing or potential customers, damage to brand and reputation, damage to our competitive position, and other financial loss. In addition, the cost and operational consequences of responding to cybersecurity incidents and implementing remediation measures could be significant. In the technology industry, security vulnerabilities are increasingly discovered, publicized and exploited across a broad range of hardware, software or other infrastructure, elevating the risk of attacks and the potential cost of response and remediation for the company and its customers. In addition, the fast-paced, evolving, pervasive, and sophisticated nature of certain cyber threats and vulnerabilities, as well as the scale and complexity of the business and infrastructure, make it possible that certain threats or vulnerabilities will be undetected or unmitigated in time to prevent or minimize the impact of an attack on the company or its customers. Cybersecurity risk to the company and its customers also depends on factors such as the actions, practices and investments of customers, contractors, business partners, vendors, the open-source community and other third parties, including, for example, providing and implementing patches to address vulnerabilities. Cybersecurity attacks or other catastrophic events resulting in disruptions to or failures in power, information

technology, communication systems or other critical infrastructure could result in interruptions or delays to company, customer, or other third-party operations or services, financial loss, injury or death to persons or property, potential liability, and damage to brand and reputation. Although company policies encourage taking significant steps to mitigate cybersecurity risk across a range of functions, such measures can never eliminate the risk entirely or provide absolute security. There is no assurance that there will not be cybersecurity incidents or vulnerabilities that will have a material adverse effect on the company in the future.

47. As we become a global enterprise, the regulatory environment with regard to cybersecurity, privacy and data protection issues will become increasingly complex and will continue to impact the company's business, including through increased risk, increased costs, and expanded or otherwise altered compliance obligations, including with respect to the increased regulatory activity around the security of critical infrastructure, connected devices, customer industries (e.g., financial services) and various customer and government supply chain security programs. As the reliance on data grows for the company and our clients, the potential impact of regulations on the company's business, risks, and reputation will grow accordingly. The enactment and expansion of cybersecurity, data protection and privacy laws, regulations and standards around the globe will continue to result in increased compliance costs, including due to an increased focus on international data transfer mechanisms driven by the European Court of Justice; increased cybersecurity requirements and reporting obligations; the lack of harmonization of such laws and regulations; the increase in associated litigation and enforcement activity by governments and private parties; the potential for damages, fines and penalties and debarment; and the potential regulation of new and emerging technologies such as artificial intelligence. Any additional costs and penalties associated with increased compliance, enforcement, and risk reduction could make certain offerings less profitable or increase the difficulty of bringing certain offerings to market or maintaining certain offerings.
    1. The global data protection landscape is rapidly evolving, and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. We may not be able to monitor and react to all developments in a timely manner. The European Union adopted the General Data Protection Regulation ("GDPR"), which became effective in May 2018, and California adopted the California Consumer Privacy Act of 2018 ("CCPA"), which became effective in January 2020. Both the GDPR and the CCPA impose additional obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is collected. Compliance with existing, proposed and recently enacted laws and regulations (including implementation of the privacy and process enhancements called for under the GDPR and CCPA) can be costly, and any failure to comply with these regulatory standards could subject us to legal and reputational risks.
    2. Specifically, the CCPA establishes a privacy framework for covered businesses, including an expansive definition of personal information and data privacy rights for California consumers. The CCPA includes a framework with potentially severe

statutory damages for violations and a private right of action for certain data breaches. The CCPA requires covered businesses to provide California consumers with new privacy-related disclosures and new ways to opt-out of certain uses and disclosures of personal information. As we expand our operations, the CCPA may increase our compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States. Additionally, effective starting on January 1, 2023, the California Privacy Rights Act ("CPRA") will significantly modify the CCPA, including by expanding California consumers' rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA.

3. Other states have begun to propose similar laws. Compliance with applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms to comply with such laws and regulations, which could cause us to incur substantial costs or require us to change our business practices, including our data practices, in a manner adverse to our business. In particular, certain emerging privacy laws are still subject to a high degree of uncertainty as to their interpretation and application. Failure to comply with applicable laws or regulations or to secure personal information could result in investigations, enforcement actions and other proceedings against us, which could result in substantial fines, damages and other liability as well as damage to our reputation and credibility, which could have a negative impact on revenues and profits.
4. Most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities and other third parties of security breaches involving certain types of data. Such laws may be inconsistent or may change or additional laws may be adopted. In addition, our agreements with certain customers may require us to notify them in the event of a security breach. Such mandatory disclosures are costly, could lead to negative publicity, penalties or fines, litigation and our customers losing confidence in the effectiveness of our security measures and require us to expend significant capital and other resources to respond to or alleviate problems caused by the actual or perceived security breach. Any of the foregoing could materially adversely affect our business, prospects, operating results and financial condition.

48. We may not be able to protect our source code from copying if there is an unauthorized disclosure. Source code, the detailed program commands for our operating systems and other software programs, is critical to our business. We take significant measures to protect the secrecy of large portions of our source code. If our source code leaks, we might lose future trade secret protection for that code. It may then become easier for third parties to compete with our products by copying functionality, which could adversely affect our revenue and operating margins. Unauthorized disclosure of source code also could increase security risks to the company.

49. Social media platforms present risks and challenges that could cause damage to our brand and reputation, and which could subject us to liability, penalties and other restrictive sanctions. Social media platforms present risks and challenges may in the future result in damage to our brand and reputation, and which could subject us to liability, penalties and other restrictive sanctions. Our internal policies and procedures regarding social media may not in the future be effective in preventing the inappropriate use of social media platforms, including blogs, social media websites and other forms of Internet-based communications. These platforms allow individuals access to a broad audience of consumers, investors and other interested persons. The considerable expansion in the use of social media over recent years has increased the volume and speed at which negative publicity arising from these events can be generated and spread, and we may be unable to timely respond to, correct any inaccuracies in, or adequately address negative perceptions arising from such coverage. The use of such platforms by our officers and other employees and former employees could in the future adversely impact our costs, and our brand and reputation, and could in the future result in the disclosure of confidential information, litigation and regulatory inquiries. Any such litigation or regulatory inquiries may result in significant penalties and other restrictive sanctions and adverse consequences. In addition, negative or inaccurate posts or comments about us on social media platforms could damage our reputation, brand image and goodwill, and we could lose the confidence of our customers and partners, regardless of whether such information is true and regardless of any number of measures we may take to address them.
50. Our future growth is dependent upon consumers' willingness to bring robots into their businesses or homes. Our growth is highly dependent upon adoption by end users of semi-autonomous and autonomous robots, and we are subject to an elevated risk of any reduced demand. If the market for such robots does not develop as we expect or develops more slowly than we expect, our business prospects, financial condition and operating results will be harmed. The market for such robots is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, and frequent new product announcements. Other factors that may influence the adoption of semi-autonomous and autonomous robots include:
    - perceptions about robot quality, safety (in particular with respect to unintended actions and the harm that they could potentially create), design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of robots;
    - perceptions about robot safety in general, in particular safety issues that may be attributed to the use of advanced technology, including sophisticated electronics, wireless communication technologies and artificial intelligence systems;
    - negative perceptions of robots, such as that they are expensive or only affordable with government subsidies;
    - the decline of a robot's working time resulting from deterioration over time in the battery's ability to hold a charge;

- concerns by potential customers that if their battery pack is not charged properly, it may become unusable and may need to be replaced;
- the availability of service;
- consumers' desire and ability to purchase a luxury product or one that is perceived as exclusive;
- the environmental consciousness of consumers;
- volatility in the cost of labor;
- government regulations and economic incentives promoting automation, if any;
- the availability of tax and other governmental incentives to purchase and operate robots or future regulation requiring increased use of such devices;
- macroeconomic factors.

51. Our limited operating history makes evaluating our business and future prospects difficult, and may increase the risk of your investment. You must consider the risks and difficulties we face as an early-stage company with a limited operating history. If we do not successfully address these risks, our business, prospects, operating results and financial condition will be materially and adversely harmed. We were formed n 2018 and are still pre-revenue, with projections showing that we will need to secure external funding in order to bring our products to market. It is difficult to predict our future revenue and appropriately budget for our expenses, and we have limited insight into trends that may emerge and affect our business. In the event that actual results differ from our estimates or we adjust our estimates in future periods, our operating results and financial position could be materially affected
52. Our products make use of lithium-ion battery cells, which in other products such as vehicles have been observed to catch fire or vent smoke and flame. Such events have raised concerns, and future events may lead to additional concerns, about the batteries used in electronic applications such as robotics. Additionally, we currently have a limited frame of reference by which to evaluate the long- term performance of our battery packs and have yet to perform studies of their performance over time.
53. Our success could be harmed by negative publicity regarding our company or our products. Once our products are released into the market, we expect various third parties to review and offer their opinions of our products to the public and to businesses. Some such third parties may not fully understand our products, or may not be independent, and may have vested interests in depicting our products as problematic, hard to use or unsuitable for certain tasks, and may therefore create negative perceptions about our products which we may be unable to effectively counteract. Such negative perceptions could impact our ability to sell our products.

54. Issues in the development and use of AI may result in reputational harm or liability. We are building AI as a core part of our robots, and we also intend to make certain AI-supported features available for our customers to use in solutions that they build. Our business plan calls for customers to generate training data sets for our AI, which will then be used in autonomous and semi-autonomous operations. We expect these elements of our business

to grow. We envision a future in which AI operating in our devices, applications, and the cloud helps our customers be more productive in their work and personal lives. As with many innovations, AI presents risks and challenges that could affect its adoption, and therefore our business. AI algorithms may be flawed. Datasets may be insufficient or contain biased information. Ineffective or inadequate AI development or deployment practices by us or others could result in incidents that impair the acceptance of AI solutions or cause harm to individuals or society. These deficiencies and other failures of AI systems could subject us to competitive harm, regulatory action, legal liability, including under proposed legislation regulating AI in jurisdictions such as the European Union ("EU"), and brand or reputational harm. Some AI scenarios present ethical issues. If we enable or offer AI solutions that are controversial because of their impact on human rights, privacy, employment, or other social, economic, or political issues, we may experience brand or reputational harm.

55. We may experience issues developing information technology systems, including implementing internally-developed systems, to assist us in the management of our business. In particular, our volume production of robots will necessitate the development, maintenance and improvement of information technology systems which include product data management, procurement, inventory management, production planning and execution, sales and logistics, VAR management, financial and regulatory compliance systems. The implementation, maintenance and improvement of these systems will require significant management time, support and cost. Moreover, there are inherent risks associated with developing such core systems, including the disruption of our data management, procurement processes, manufacturing execution, finance, supply chain and sales processes that may affect our ability to manage our data and inventory, procure parts or supplies or manufacture, sell and deliver products. We cannot be sure that these systems or their required functionality will be fully or effectively implemented on a timely basis, if at all, or maintained. If we do not successfully implement or maintain these systems, our operations may be disrupted and our operating results could be harmed. In addition, these systems or their functionality may not operate as we expect them to, and we may be required to expend significant resources to correct problems or find alternative sources for performing these functions.

56. Pre-orders for future products are likely to be partially or fully refundable to customers, and significant cancellations could harm our financial condition, business, prospects and operating results. Our business plan anticipates that we will receive a small number of initial orders relatively early in our development cycle; should these orders fail to materialize, or occur at prices lower than originally estimated, that could affect our ability to develop and deliver products as intended. There is a risk that customers that have made advance orders may not ultimately take delivery on robots due to potential changes in their preferences, competitive developments and other factors. Regulators could review our practice of taking advance payments and, if the practice is deemed to violate applicable law, we could be required to pay penalties, refund the advance payments stop accepting additional advance payments, and restructure certain aspects of our advance payment program. We intend to

use these funds for working capital and other general corporate purposes. Certain US or international jurisdictions may have specific laws which apply to advance payments; they could, for example require that advance payments or other payments received from residents must be placed in a segregated account until delivery of the product. Our inability to access these funds for working capital purposes could harm our liquidity.

57. If we are unable to effectively leverage the benefits of using an adaptable common platform architecture in the design and manufacture of future robots, our business prospects, operating results and financial condition would be adversely affected. Since our robots are a new and unique form of electromechanical product, past experience of our personnel or other companies in similar businesses is very limited. For various reasons, both known and unknown, we may be unable to capitalize on our planned efforts to leverage the use of common hardware and software components across our product lines.

58. We may encounter difficulties with our financing model due to unanticipated changes in market rates, or difficulty securing financing partners. Other companies may have internal financing departments or affiliated financing companies through which they can obtain preferential pricing better than that which our company is able to obtain. We do not plan offer "customary" discounts on our products. This may affect the competitiveness of our offerings compared to those of other companies in our business. We can provide no assurance that a third-party financing partner would be able or willing to provide the leasing services on terms that we have stated in our fundraising materials, or to provide financing at all. Furthermore, offering a leasing alternative to customers will expose us to risks commonly associated with the extension of credit. Credit risk is the potential loss that may arise from any failure in the ability or willingness of the customer to fulfill its contractual obligations when they fall due. Competitive pressure and challenging markets may increase credit risk through leases to financially weak customers, extended payment terms and leases into new and immature markets. This could have a material adverse effect on our business, prospects, financial results and results of operations.

59. Difficult economic conditions may negatively affect purchases of new technologies such as our robots. Periodic deterioration in the global financial markets and challenging conditions in the macroeconomic environment may negatively impact sales from time to time.

60. If we are unable to establish and maintain confidence in our long-term business prospects among businesses, analysts and within our industry, then our financial condition, operating results, business prospects and stock price may suffer materially. Our robots are highly technical products that require maintenance and support. If we were to cease or cut back operations, even years from now, buyers of our products from years earlier might have much more difficulty in maintaining their robots and obtaining satisfactory support. As a result, customers may be less likely to purchase our products now if they are not convinced that our business will succeed or that our operations will continue for many years. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing

business relationships with us if they are not convinced that our business will succeed. These are just a few of the potential risk factors related to market confidence. Many such factors are largely outside our control, and any negative perceptions about our long-term business prospects, even if exaggerated or unfounded, would likely harm our business and make it more difficult to raise additional funds when needed.

61. We may need or want to raise additional funds and these funds may not be available to us when we need them. If we cannot raise additional funds when we need or want them, our operations and prospects could be negatively affected. If the costs for developing and manufacturing products exceed our expectations or if we incur any significant unplanned expenses or embark on or accelerate new significant strategic investments, we may need to raise additional funds through the issuance of equity, equity-related or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund our ongoing operations, continue research and development projects. We cannot be certain that additional funds will be available to us on favorable terms when required, or at all. If we cannot raise additional funds when we need them, our financial condition, results of operations, business and prospects could be materially adversely affected. Future issuance of equity or equity-related securities will dilute the ownership interest of existing stockholders and our issuance of debt securities could increase the risk or perceived risk of our company.

62. We may not succeed in maintaining and strengthening our brand, which would materially and adversely affect customer acceptance of our products. Our business and prospects are dependent on our ability to develop, maintain and strengthen our brand. Any failure to develop, maintain and strengthen our brand may materially and adversely affect our ability to sell the currently planned and future robots, and convince other suppliers to support our ecosystem. If we do not continue to establish, maintain and strengthen our brand, we may lose the opportunity to build a critical mass of customers. Promoting and positioning our brand will likely depend significantly on our ability to provide high quality products and maintenance and repair services, and we have very limited experience in these areas.

63. If our customers modify our robots or change the charging infrastructure with aftermarket products, the product may not operate properly, which could harm our business. Robot enthusiasts may seek to “hack” our robots to modify their performance, which could compromise safety systems or fundamentally alter the behavior of the device. Our robots will incorporate technologies designed to thwart or limit such unauthorized modifications, but we cannot guarantee that some end users will not be able to find workarounds for some of these safeguards. We have not tested, nor do we endorse, such changes or products. Nevertheless, adverse publicity resulting from such modifications could negatively affect our brand and harm our business, prospects, financial condition and operating results.

64. Our business may be adversely affected by union activities. Although none of our employees are currently represented by a labor union and we are not aware of any reasons to believe

that this will change in the near term, it is nevertheless possible that employees may join or seek recognition to form a labor union, or we may be required to become a union signatory. The mere fact that our labor force could be unionized may harm our reputation in the eyes of some investors and thereby negatively affect our stock price. Additionally, the unionization of our labor force could increase our employee costs and decrease our profitability, both of which could adversely affect our business, prospects, financial condition and results of operations.

65. Ineffective Internal Controls Could Impact the Company's Business and Operating Results: The company's internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If the company fails to maintain the adequacy of its internal controls, including any failure to implement required new or improved controls, or if the company experiences difficulties in their implementation, the company's business and operating results could be harmed and the company could fail to meet its financial reporting obligations.

66. In order to facilitate operation of our products, we need to retain certain personal information about our customers and may be subject to various privacy and consumer protection laws. We intend to use our device's electronic systems to log information about each robot's condition, performance and use in order to aid us in providing customer service, including diagnostics, repair and maintenance, as well as to help us collect data regarding our customers' charge time, battery usage, and power efficiency habits and to improve our robots. Our customers may object to the processing of this data, which may negatively impact our ability to provide effective customer service and develop new products. Collection and use of our customers' personal information in conducting our business may be subject to federal and/or state laws and regulations in the United States and foreign jurisdictions, and such laws and regulations may restrict our processing of such personal information and hinder our ability to acquire new customers or market to existing customers. We may incur significant expenses to comply with privacy, consumer protection and security standards and protocols imposed by law, regulation, industry standards or contractual obligations. Although we intend to take steps to protect the security of our customers' personal information, we may be required to expend significant resources to comply with data breach requirements if third parties improperly obtain and use the personal information of our customers or we otherwise experience a data loss with respect to customers' personal information. A major breach of our network security and systems could have serious negative consequences for our businesses and future prospects, including possible fines, penalties and damages, reduced customer demand for our products, and harm to our reputation and brand.

67. We may be compelled to undertake product recalls, which could adversely affect our brand image and financial performance. Any product recall in the future may result in adverse publicity, damage our brand and adversely affect our business, prospects, operating results and financial condition. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our products or components prove to be defective or noncompliant with applicable safety standards. Such recalls, voluntary or involuntary, involve significant expense and diversion of management attention and other resources, which could adversely affect our brand image in our target markets and could adversely affect our business, prospects, financial condition and results of operations.

68. We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs. Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop or sell our products or components, which could make it more difficult for us to operate our business. From time to time, we may receive inquiries from holders of patents or trademarks inquiring whether we infringe their proprietary rights. Companies holding patents or other intellectual property rights relating to battery packs, electric motors, sensors, vision systems, mobility devices, security or artificial intelligence systems may bring suits alleging infringement of such rights or otherwise asserting their rights and seeking licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to do one or more of the following:
    1. cease selling, incorporating or using products that incorporate the challenged intellectual property;
    2. pay substantial damages;
    3. obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all; or
    4. redesign our products

69. In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources and management attention. Additionally, we may face claims that our use of licensed technology infringes the rights of others. In that case, we may seek indemnification from our licensors under any license contracts with them. However, our rights to indemnification may be unavailable or insufficient to cover our costs and losses, depending on our use of the technology, whether we choose to retain control over conduct of the litigation, and other factors.

70. Our business will be adversely affected if we are unable to protect our intellectual property rights from unauthorized use or infringement by third parties. Any failure to protect our proprietary rights adequately could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in our

revenue which would adversely affect our business prospects, financial condition and operating results. Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patents, patent applications, trade secrets, including know-how, employee and third-party nondisclosure agreements, copyright laws, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technology. The protection provided by the patent laws is and will be important to our future opportunities. However, such patents and agreements and various other measures we take to protect our intellectual property from use by others may not be effective for various reasons, including the following:

1. our pending patent applications may not result in the issuance of patents;
2. our patents, if issued, may not be broad enough to protect our proprietary rights;
3. the patents we have been granted may be challenged, invalidated or circumvented because of the pre-existence of similar patented or unpatented intellectual property rights or for other reasons;
4. the costs associated with enforcing patents, confidentiality and invention agreements or other intellectual property rights may make aggressive enforcement impracticable;
5. current and future competitors may independently develop similar technology, duplicate our products or design new products in a way that circumvents our patents; and
6. our in-licensed patents may be invalidated or the holders of these patents may seek to breach our license arrangements.
7. Existing trademark and trade secret laws and confidentiality agreements afford only limited protection. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and policing the unauthorized use of our intellectual property is difficult.

71. We may encounter difficulty securing copyrights or trademarks in some jurisdictions. If we cannot resolve any oppositions and thereby secure registered rights in these jurisdictions, our ability to challenge third party users of our marks will be reduced and the value of the marks representing our exclusive brand name in these countries will be diluted. Such actions could have a severe impact on our position in these jurisdictions.

72. Our facilities or operations could be damaged or adversely affected as a result of disasters or unpredictable events. If major disasters such as earthquakes, fires, floods, hurricanes, wars, terrorist attacks, computer viruses, pandemics or other events occur, or our information system or communications network breaks down or operates improperly, our headquarters and production facilities may be seriously damaged, or we may have to stop or delay production and shipment of our products.

73. Interruption or failure of our information technology and communications systems could impact our ability to effectively provide our services. We plan to outfit our robots and

control systems with services and functionality that utilize data connectivity to monitor performance and timely capture opportunities for cost-saving preventative maintenance. The availability and effectiveness of our services depend on the continued operation of information technology and communications systems, which we have yet to develop. Our systems will be vulnerable to damage or interruption from, among others, fire, terrorist attacks, natural disasters, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our systems. Our data centers could also be subject to break-ins, sabotage and intentional acts of vandalism causing potential disruptions. Some of our systems will not be fully redundant, and our disaster recovery planning cannot account for all eventualities. Any problems at our data centers could result in lengthy interruptions in our service. In addition, our devices are highly technical and complex and may contain errors or vulnerabilities, which could result in interruptions in our business or the failure of our systems.

74. If our suppliers fail to use ethical business practices and comply with applicable laws and regulations, our brand image could be harmed due to negative publicity. Our core values, which include developing the highest quality robots and related products while operating with integrity, are an important component of our brand image, which makes our reputation particularly sensitive to allegations of unethical business practices. We do not control our independent suppliers or their business practices. Accordingly, we cannot guarantee their compliance with ethical business practices, such as environmental responsibility, fair wage practices, appropriate sourcing of raw materials, and compliance with child labor laws, among others. A lack of demonstrated compliance could lead us to seek alternative suppliers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations. If we, or other manufacturers in our industry, encounter similar problems in the future, it could harm our brand image, business, prospects, financial condition and operating results.

75. Our current and anticipated global operations subject us to potential consequences under anti-corruption, trade, and other laws and regulations. The Foreign Corrupt Practices Act ("FCPA") and other anti-corruption laws and regulations ("Anti-Corruption Laws") prohibit corrupt payments by our employees, vendors, or agents, and the accounting provisions of the FCPA require us to maintain accurate books and records and adequate internal controls. Most countries in which we operate also have competition laws that prohibit competitors from colluding or otherwise attempting to reduce competition between themselves. Despite our efforts, our employees, vendors, or agents may violate our policies. Our failure to comply with Anti-Corruption Laws or competition laws could result in significant fines and penalties, criminal sanctions against us, our officers, or our employees, prohibitions on the conduct of our business, and damage to our reputation.

76. Concentration of ownership among our existing executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions. As of December 9, 2022, our executive officers beneficially owned, in the aggregate,

approximately 59.24% of our outstanding shares of preferred and common stock (fully diluted). As a result, these stockholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders.

77. A majority of our total outstanding shares are held by insiders. The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our common stock.

78. Certain provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt. For example, our corporate governance documents include provisions limiting the liability of, and providing indemnification to, our directors and officers. As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock. Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our stock, and could also affect the price that some investors are willing to pay for our stock.